Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

412-288-1900 Phone
FederatedInvestors.com
Via EDGAR

January 14, 2013

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1103

Dear Ms. Hayes,

We acknowledge the receipt of your letter dated December 28, 2012, regarding the staff's review of Federated's Form 10-K for the fiscal year ended December 31, 2011, 2012 Information Statement and Form 10-Q for the quarter ended September 30, 2012. In order to provide a thorough response, we respectfully request additional time to review and respond to the comments in your letter. It is our intention to provide a response to your letter no later than January 22, 2013.

* * *

If you have any questions, please contact Stacey Friday at 412-288-1244.

Sincerely,
/s/ Thomas R. Donahue
Thomas R. Donahue
Chief Financial Officer